United States securities and exchange commission logo





                             July 7, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       69 Waterfall Blvd, The Ponds
       Sydney, NSW 2769 Australia

                                                        Re: SIPP International
Industries, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 22, 2023
                                                            File No. 333-271830

       Dear Min Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 22,
2023

       Cover Page

   1. Please ensure that the disclosure on the prospectus cover page that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors is consistent with the
disclosure elsewhere in your prospectus. For example, it is unclear why you refer on page 3
to "We conduct our business primarily through our WFOE, the
                                                        VIE and its
subsidiaries established in China." In this regard, we note the diagram of the corporate structure on
page 2 does not refer to a VIE. As another example, the reference on the cover page to
"The WFOE structure is used to provide investors with exposure to foreign investment in
China-based companies where China law prohibits direct foreign
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FirstName   LastNameMin    Jiang
SIPP International  Industries, Inc.
Comapany
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         investment in the operating companies" is unclear. In this regard, it is unclear whether the
         disclosure should refer to the VIE instead of the WFOE. Also, the reference on the cover page to control over the operations "pursuant to a series of contractual arrangements" is unclear. In this regard, it does not appear that the prospectus includes disclosure about the
         "series of contractual arrangements" and the exhibit index does not refer to any agreements related to such contractual agreements that have been filed as exhibits.
2. We note your response to prior comment 2 and the disclosure on the cover page that "The legal and operational risks associated with being based in or having the majority of the
         Company   s operations in China could result in a material change in the value of the
         securities of SIPN being registered we are registering for sale or could significantly limit or completely hinder SIPN's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Please disclose whether these risks could result in a material change in your operations.
3. We note your response to prior comment 4 and the paragraph on the cover page beginning with "The Company will settle amounts ... SIPN intend to rely on dividends .... SIPN has
         made no such distributions ... SIPN will look to implement one in the future." Please revise to clarify whether you have received dividends from your WFOE to date. To the extent you have, please revise to quantify any dividends or distributions that the subsidiary has made to you and its tax consequences. Finally, include summary risk factor disclosure about transferring cash outside of the PRC.
4. We note the disclosure on the cover page about the PCAOB and your auditor. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
5. With respect to your disclosure regarding risks related to doing business in China, please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China. For example, we note the disclosure on the cover page and on pages 3 and 21 that "The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China."
Prospectus Summary, page 1

6.       We note the response to prior comment 7 and reissue in part. Revise the prospectus
         summary to include a summary of risk factors that discloses the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. For each of the risks discussed in the bullet points in the summary, include specific cross-references for each risk to the more detailed discussion of each of these risks in the prospectus. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the
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FirstName   LastNameMin    Jiang
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Comapany
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         legal system in China, including risks and uncertainties regarding the enforcement of laws
         and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. We note the response to comment 8 and reissue in part. Regarding the statement on page
         11 that "The Material PRC Company has obtained all material
Governmental
         Authorizations necessary for its business operations as described in the Prospectus, and such Governmental Authorizations are in full force and effect and all required
         Governmental Authorizations have been duly obtained," disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We also note the statements on the cover page and on page 5 that you are not subject to the pre-approval requirements of the CSRC. Please revise to disclose how you determined that you are not subject to pre-approval requirements of CSRC. If you relied on the advice of counsel in making these determinations, please identify counsel and file their consent.
         If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
We may be exposed to potential risks, page 19

8. We note your response to prior comment 16. Please revise the disclosure in this risk factor to highlight the risks mentioned on page 43, such as the conclusion that your disclosure controls and procedures were not effective and the material weaknesses identified by your CEO and CFO.
Risks Related to Doing Business in China, page 20

9. We note your response to prior comment 19 and reissue in part. Given the Chinese
         government   s significant oversight and discretion over the conduct
of your business,
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FirstName   LastNameMin    Jiang
SIPP International  Industries, Inc.
Comapany
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         please revise to highlight separately the risk that the Chinese government may intervene or
         influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
10. It appears that you revised the disclosure on page 5 in the Prospectus Summary in response to prior comment 20. Please instead revise the disclosure in the Risk Factors section in response to prior comment 20. Regarding your disclosure on page 5 that "This oversight by the CAC could also impact the Company's ability to offer securities in the
         U.S. or elsewhere," please clarify whether you and your subsidiaries are required to go through cybersecurity review by the CAC. Please note that even if you believe you or your subsidiaries are not subject to CAC oversight, please clearly disclose how oversight may impact your business and your securities if you or your subsidiaries become subject to CAC oversight. If you believe that you are not subject to the review or required to obtain prior approval of the CAC, then explain the basis for your belief. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

11. We note that you will need to raise approximately $545,000 in order to continue operations for the next twelve months in order to continue as a going concern. Please revise to disclose how you plan to raise the required capital.
Our Business, page 41

12. We note your response to prior comment 22. Please continue to revise your disclosure to discuss your business operations clearly. For example, we note the following:

             Revise the disclosure on page 46 about "targeting individuals and families who seek convenient and standardized Chinese food options" to be more specific in what markets you serve.

             Revise the disclosure on page 47 about the distribution process to clarify what you mean by the phrase "a cold chain logistics system."

             Revise the disclosure on page 47 about "partnerships with reliable suppliers, farms and agricultural producers" to clarify whether you have entered into written agreements in connection with such partnerships and, if applicable, discuss the material terms of the agreements.
Enforceability of Civil Liabilities, page 52

13. We note your response to prior comment 5. Please revise to explicitly address the investor's ability to enforce judgements obtained in U.S. courts in an appropriate foreign court and the investor's ability to bring an original action in an appropriate foreign court to
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FirstName   LastNameMin    Jiang
SIPP International  Industries, Inc.
Comapany
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         enforce liabilities against the foreign private issuer or any person based upon the U.S.
         federal securities laws. For guidance, see Item 101(g)(1)(iii) and
(iv) of Regulation S-K.
Directors and Executive Officers, page 53

14. We note your response to prior comment 24. Please revise your disclosure regarding the business experience of Mr. Wu to clarify how you have addressed his experience during the last five years. Also, make clear when Mr. Wu began performing services as
         Managing Director of Shanghai JAZ Management Consulting Co. Ltd. in Shanghai.
Certain Relationships and Related Transactions, page 58

15. We note your response to prior comment 29. Please expand the disclosure in this section to disclose the principle followed in determining the amount at which the assets of CIHL were acquired by the company, disclose the identity of the persons making the determination and their relationship with the company. If the assets were acquired by
         CIHL within two years prior to their transfer to the company, also state the cost thereof to
         CIHL. For guidance, see Item 404(c)(1)(ii) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 7. Acquisitions, page F-15

16. We note your revised disclosures in response to our prior comment 34. Please revise to present the following in statements of changes in shareholders equity: (1) the issuance of
         100,000,000 shares of the Company   s common stock to CIHL
shareholder; and (2)
         $489,558 allocated to equity in connection with the common control transaction. Please
         also clarify what is reflected in the    Shares issued to acquire CIHL
   line item recorded in
         additional paid-in capital.
Condensed Consolidated Balance Sheets, page F-18

17. Please revise your presentation here to replace the comparative balance sheet as of March
         31, 2022 with the latest year-end balance sheet. Refer to Rule 8-03 of Regulation S-X.
Condensed Consolidated Statements of Changes in Stockholders Equity (Deficit), page F-20

18.      Please revise your Statements of Changes in Stockholders    Equity
(Deficit) to provide the
         following:
             You appear to present the changes between December 31, 2021 and
December 31,
              2022. Please revise to only present the comparative prior year information for the period between December 31, 2021 and March 31, 2022. Refer to Rule 8-03 of
              Regulation S-X;
             Present the current year information for the period between
December 31, 2022 and
              March 31, 2023; and
             In addition to the month, the total and subtotal line items should include the
              appropriate date and year. Please revise accordingly.
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FirstName   LastNameMin    Jiang
SIPP International  Industries, Inc.
Comapany
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Note 4 - Acquisitions, page F-26

19. Please revise your disclosures here to be consistent with the revised disclosures in Note 7 -
         Acquisitions on page F-15. Please remove the references to fair value, goodwill and impairment of goodwill during the year ended March 31, 2023 as your acquisition was treated as a business combination under common control.
Recent Sales of Unregistered Securities, page II-1

20. We note your response to prior comment 36. Please continue to revise this section to include the information required by Item 701 of Regulation S-K. For example, the disclosure on page F-6 refers to the issuance of 600 million shares of common stock in the fiscal year ended December 21, 2022. However, the information on page II-1 mentions only the issuance of 100 million shares of common stock in the fiscal year ended
         December 31, 2022. As another example, the information on page II-1 does not mention the issuance of any shares in the fiscal year ended December 31, 2021. However, the disclosure on page F-6 refers to the issuance of 248,101,224 shares of common stock in the fiscal year ended December 31, 2021.
Exhibits

21. We reissue prior comment 38. The exhibit continues to not be in a text-searchable format and the exhibit is not a single complete copy of your articles. Instead, it appears to be a collection of multiple documents.
22.      We note your response to prior comment 39. The auditor   s consent
continues to refer to
         an audit report dated April 28, 2023, while the audit report included in your filing is dated
         May 10, 2023. Please have the auditor revise their consent to reference the appropriate audit report included in your current filing.
General

23. We note your response to prior comment 43. Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the disclosure on page 10 about net proceeds of approximately $1,200,000 if you were to sell the entire number of shares registered is not consistent with the disclosure in the second paragraph on page 34 about maximum net proceeds of $1,350,000.
24. It appears that you revised the disclosure in the first paragraph on the cover page in response to prior comment 45. If you do not intend to register a class of your securities under Section 12 of the Exchange Act, please expand the Risk Factors section to include a separate risk factor to highlight the risks related to not being subject to Exchange Act
         Sections 13, 14 and 16.
25. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how,
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SIPP International Industries, Inc.
July 7, 2023
Page 7
       if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameMin Jiang
                                                              Division of
Corporation Finance
Comapany NameSIPP International Industries, Inc.
                                                              Office of
Manufacturing
July 7, 2023 Page 7
cc:       Matthew McMurdo
FirstName LastName